UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland

(Address of principal executive office)
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On July 31, 2019, the Credit Suisse Financial Report 2Q19 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Group and Bank differences” and any exhibits hereto or information contained therein which relate exclusively to Credit Suisse AG or the Bank shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2018 (Credit Suisse 2018 20-F) filed with the SEC on March 22, 2019, the Group’s financial report for the first quarter of 2019 (Credit Suisse Financial Report 1Q19), filed with the SEC on Form 6-K on May 3, 2019, and the Group’s financial report for the second quarter of 2019 (Credit Suisse Financial Report 2Q19), filed with the SEC as Exhibit 99.1 hereto.
Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2018 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC and other uncertainties and events.
2

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2019 (6M19) compared to the six months ended June 30, 2018 (6M18) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2019. The Credit Suisse Financial Report 2Q19, filed as Exhibit 99.1 hereto, includes unaudited financial statements for 6M19 and 6M18.
Credit Suisse includes the results of our reporting segments and the Corporate Center. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Overview of Results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
6M19 (CHF million)
Net revenues	2,855	2,786	1,767	3,025	810	(275)		–		10,968
Provision for credit losses	39	19	16	13	9	10		–		106
Compensation and benefits	967	1,161	798	1,274	630	233		–		5,063
Total other operating expenses	645	639	533	1,099	258	261		–		3,435
Total operating expenses	1,612	1,800	1,331	2,373	888	494		–		8,498
Income/(loss) before taxes	1,204	967	420	639	(87)	(779)		–		2,364
Income tax expense										678
Net income										1,686
Net income attributable to noncontrolling interests										0
Net income attributable to shareholders										1,686
6M18 (CHF million)
Net revenues	2,850	2,747	1,905	2,972	1,172	(36)		(379)		11,231
Provision for credit losses	69	4	17	16	16	0		(1)		121
Compensation and benefits	972	1,152	801	1,212	683	129		136		5,085
Total other operating expenses	693	674	636	1,301	304	48		263		3,919
of which restructuring expenses	55	54	26	98	61	1		24		319
Total operating expenses	1,665	1,826	1,437	2,513	987	177		399		9,004
Income/(loss) before taxes	1,116	917	451	443	169	(213)		(777)		2,106
Income tax expense										760
Net income										1,346
Net income attributable to noncontrolling interests										5
Net income attributable to shareholders										1,341

Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results summary
In 6M19, Credit Suisse reported net income attributable to shareholders of CHF 1,686 million compared to CHF 1,341 million in 6M18.
Net revenues of CHF 10,968 million decreased 2% compared to 6M18, primarily reflecting lower net revenues in Investment Banking & Capital Market and Asia Pacific. 6M19 included negative net revenues of CHF 275 million in the Corporate Center, which beginning in 6M19 included the impact of the Asset Resolution Unit.
Provision for credit losses of CHF 106 million primarily reflected net provisions of CHF 39 million in Swiss Universal Bank, CHF 19 million in International Wealth Management, CHF 16 million in Asia Pacific and CHF 13 million in Global Markets. The net decrease in provision for credit losses of CHF 15 million from CHF 121 million in 6M18 was mainly related to a decrease of CHF 30 million in Swiss Universal Banking, partially offset by an increase of CHF 15 million in International Wealth Management.
Total operating expenses of CHF 8,498 million decreased 6% compared to 6M18, primarily reflecting restructuring expenses incurred in 6M18 and lower general and administrative expenses, mainly due to lower professional services fees and lower litigation provisions.
Income tax expense of CHF 678 million recorded in 6M19 mainly reflected the impact of the geographical mix of the results, the non-deductible funding costs as well as valuation allowances relating to current year earnings. Additionally, the period was positively impacted by the release of previously unrecognized tax benefits, partially offset by the impact of shortfall tax charges on share-based compensation. Overall, net deferred tax assets decreased CHF 362 million to CHF 4,143 million as of the end of 6M19 compared to the end of 2018, mainly driven by earnings, pension liabilities and foreign exchange impacts, partially offset by own credit valuation movements. Deferred tax assets on net operating losses increased CHF 31 million to CHF 1,678 million during 6M19. The Credit Suisse effective tax rate was 28.7% in 6M19, compared to 36.1% in 6M18.
Segment results
In 6M19, Swiss Universal Bank reported income before taxes of CHF 1,204 million and net revenues of CHF 2,855 million. Compared to 6M18, net revenues were stable, mainly reflecting higher other revenues, offset by lower recurring commissions and fees and slightly lower net interest income while transaction-based revenues were stable. The increase in other revenues mainly reflected gains on the sale of real estate of CHF 117 million in Private Clients in 6M19. 6M18 included a gain on the sale of our investment in Euroclear of CHF 37 million.
Net revenues in Private Clients increased slightly compared to 6M18, reflecting higher other revenues, partially offset by slightly lower net interest income, decreased recurring commissions and fees and slightly lower transaction-based revenues. Other revenues increased CHF 98 million mainly reflecting the gains on the sale of real estate in 6M19. 6M18 included the gain on the sale of our investment in Euroclear of CHF 19 million. Net interest income decreased slightly compared to 6M18, with lower deposit margins and stable loan margins on slightly higher average deposit and loan volumes. Recurring commissions and fees were 4% lower, mainly due to lower revenues from our investment in Swisscard, lower discretionary mandate management fees and decreased security account and custody services fees. Transaction-based revenues were slightly lower, with decreased client activity, partially offset by higher equity participations income which included a regular and a special dividend from our ownership interest in SIX Group totaling CHF 17 million.
Net revenues in Corporate & Institutional Clients were slightly lower compared to 6M18, primarily reflecting lower recurring commissions and fees and the gain of CHF 18 million on the sale of our investment in Euroclear in 6M18 reflected in other revenues. Recurring commissions and fees decreased 7%, mainly driven by lower fees from lending activities, decreased banking services fees, lower security account and custody services fees and lower investment product management fees, partially offset by higher discretionary mandate management fees. Transaction-based revenues were stable, primarily due to higher revenues from International Trading Solutions (ITS) and higher equity participations income which included the regular and the special dividend from SIX Group totaling CHF 18 million, offset by lower client activity and lower revenues from our Swiss investment banking business. Net interest income was stable with higher deposit margins on stable average deposit volumes and stable loan margins on slightly higher average loan volumes, offset by lower treasury revenues.
In 6M19, we recorded a provision for credit losses of CHF 39 million compared to CHF 69 million recorded in 6M18.

Total operating expenses decreased slightly compared to 6M18, mainly reflecting the restructuring expenses incurred in 6M18 and lower commission expenses, partially offset by higher general and administrative expenses. Compensation and benefits were stable.
In 6M19, International Wealth Management reported income before taxes of CHF 967 million and net revenues of CHF 2,786 million. Net revenues were stable compared to 6M18, reflecting higher transaction- and performance-based revenues, offset by lower net interest income and slightly lower recurring commissions and fees.
Net revenues in Private Banking were stable compared to 6M18, reflecting lower net interest income, decreased recurring commissions and fees and lower other revenues, offset by higher transaction- and performance-based revenues. Net interest income decreased 5%, mainly from lower treasury revenues. Recurring commissions and fees decreased 5%, primarily driven by lower investment product and lower discretionary mandate management fees. Other revenues decreased CHF 25 million primarily because 6M18 included a gain on the sale of our investment in Euroclear of CHF 37 million, partially offset by a gain on the sale of real estate of CHF 13 million in 6M19. Transaction- and performance-based revenues increased 11%, mainly driven by higher revenues from ITS, increased equity participations income which included a regular and a special dividend from SIX Group totaling CHF 22 million and higher performance fees.
Net revenues in Asset Management were 9% higher compared to 6M18, reflecting significantly higher investment and partnership income and higher management fees, partially offset by lower performance and placement revenues. Investment and partnership income increased CHF 50 million, mainly driven by gains on a partial sale of an economic interest in a third-party manager relating to a private equity investment, partially offset by lower revenues from a single manager hedge fund. Management fees increased 4% and included the impact of slightly higher average assets under management. Performance and placement revenues decreased 6%, primarily driven by lower placement fees.
In 6M19, we recorded a provision for credit losses of CHF 19 million compared to CHF 4 million recorded in 6M18.
Total operating expenses decreased CHF 26 million compared to 6M18, mainly reflecting the restructuring expenses incurred in 6M18, partially offset by higher general and administrative expenses. Compensation and benefits were stable.
In 6M19, Asia Pacific reported income before taxes of CHF 420 million and net revenues of CHF 1,767 million. Compared to 6M18, net revenues decreased 7%, primarily driven by lower revenues in both our Markets and Wealth Management & Connected businesses.
Net revenues in our Wealth Management & Connected business decreased 4% compared to 6M18, mainly reflecting decreases in transaction-based revenues, advisory, underwriting and financing revenues and recurring commissions and fees. The decrease in transaction-based revenues primarily reflected lower brokerage and product issuing fees, partially offset by higher corporate advisory fees arising from integrated solutions. The decrease in advisory, underwriting and financing revenues was mainly due to lower fees from M&A transactions and lower equity underwriting revenues, partially offset by higher financing revenues. Financing revenues in 6M19 included a positive fair value impact of a retained equity position of CHF 4 million compared to a negative fair value impact of CHF 11 million in 6M18. The decrease in recurring commissions and fees was mainly due to lower discretionary mandate management and wealth structuring solution fees. Net interest income was stable, reflecting lower loan margins on lower average loan volumes and lower deposit margins on higher average deposit volumes offset by higher treasury revenues.
Net revenues in our Markets business decreased 13% compared to 6M18, due to lower equity and fixed income sales and trading revenues. Equity sales and trading revenues decreased mainly due to lower revenues from decreased client activity in prime services and cash equities. Fixed income sales and trading revenues decreased primarily driven by lower revenues from emerging markets rates products, partially offset by higher revenues from credit and structured products.
In 6M19, we recorded a provision for credit losses of CHF 16 million compared to CHF 17 million recorded in 6M18.
Total operating expenses decreased 7% compared to 6M18, primarily due to litigation provisions and restructuring expenses incurred in 6M18. 6M18 included litigation provisions in our Wealth Management & Connected business mainly related to our hiring practices in the Asia Pacific region.
In 6M19, Global Markets reported income before taxes of CHF 639 million and net revenues of CHF 3,025 million. Net revenues increased slightly compared to 6M18, reflecting improved fixed income and equity trading activity and reduced funding costs, partially offset by reduced underwriting issuance activity due to significantly depressed market conditions in the beginning of the year.

Revenues from fixed income sales and trading of CHF 1,789 million increased 8% compared to 6M18, reflecting improved global credit products, emerging markets and macro revenues, partially offset by lower securitized products revenues. Global credit products revenues increased, reflecting higher leveraged finance investment grade trading activity. Emerging markets revenues increased, reflecting higher trading and financing revenues in Latin America due to improved market conditions. Macro products revenues increased due to improved performance in our rates business, partially offset by lower foreign exchange revenues. These gains were offset by lower securitized products revenues, reflecting lower trading activity. Despite this, we saw continued momentum in our asset finance business.
Revenues from equity sales and trading of CHF 1,049 million increased 7% compared to 6M18, reflecting higher prime services and equity derivatives revenues. Prime services revenues increased, reflecting higher commissions in listed derivatives and improved revenues from client financing. Equity derivatives revenues increased compared to a strong prior year, reflecting higher structured derivatives. These gains were offset by lower cash equities revenues, reflecting reduced secondary trading revenues in part due to weak trading activity in EMEA.
Revenues from underwriting of CHF 379 million decreased 29% compared to 6M18, reflecting lower debt and equity issuance volumes, due to challenging market conditions. Debt underwriting revenues decreased, primarily due to lower leveraged finance issuance activity. In addition, equity underwriting revenues declined, due to weak issuance activity at the beginning of the year.
In 6M19, we recorded a provision for credit losses of CHF 13 million compared to CHF 16 million recorded in 6M18.
Total operating expenses of CHF 2,373 million decreased 6% compared to 6M18, reflecting lower general and administrative expenses and the restructuring expenses incurred in 6M18, partially offset by higher compensation and benefits.
In 6M19, Investment Banking & Capital Markets reported a loss before taxes of CHF 87 million, compared to income before taxes of CHF 169 million for 6M18. Net revenues of CHF 810 million decreased 31% compared to 6M18, primarily driven by lower client activity, reflecting a slowdown in the industry-wide fee pool. The performance was impacted by the US government shutdown in 1Q19 and investor concerns over trade negotiations and slowing gross domestic product (GDP) growth. Compared to 6M18, advisory and other fees of CHF 298 million decreased 32%, reflecting lower revenues from completed M&A transactions. Revenues from debt underwriting of CHF 397 million decreased 25%, primarily driven by lower leveraged finance activity, in line with the industry-wide fee pool. Equity underwriting revenues of CHF 169 million decreased 19%, driven by lower IPO issuance activity in 1Q19 and overall lower revenues from follow-on activity.
In 6M19, we recorded a provision for credit losses of CHF 9 million compared to CHF 16 million recorded in 6M18, reflecting favorable developments on non-fair valued loans in our corporate lending portfolio.
Total operating expenses decreased 10% compared to 6M18, primarily reflecting lower compensation and benefits and the restructuring expenses incurred in 6M18. Compensation and benefits of CHF 630 million decreased 8%, mainly driven by lower discretionary compensation expenses. General and administrative expenses of CHF 251 million increased 4%.
Corporate Center reported a loss before taxes of CHF 779 million in 6M19 compared to CHF 213 million in 6M18. Negative net revenues of CHF 275 million increased CHF 239 million compared to negative net revenues of CHF 36 million in 6M18, mainly reflecting increased negative treasury results. Negative treasury results of CHF 326 million in 6M19 primarily reflected losses of CHF 292 million with respect to structured notes volatility, mainly relating to interest rate movements, and negative revenues of CHF 152 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 79 million relating to hedging volatility and gains of CHF 45 million relating to fair value option volatility on own debt. In 6M18, negative treasury results of CHF 114 million primarily reflected negative revenues of CHF 196 million relating to funding activities, partially offset by gains of CHF 71 million with respect to structured notes volatility and gains of CHF 23 million relating to hedging volatility.
Negative net revenues from the Asset Resolution Unit of CHF 59 million in 6M19 reflected asset funding costs of CHF 110 million, partially offset by revenues from portfolio assets of CHF 51 million.
Other revenues of CHF 110 million increased CHF 32 million compared to 6M18, mainly reflecting a positive impact from a specific client compliance function, the impact from the gross recognition of sublease rental income under the new accounting standard for leases, a positive valuation impact from long-dated legacy deferred compensation and retirement programs and a fair value gain on a legacy convertible bond position. These increases were partially offset by a loss related to a sale of real estate, the elimination of gains from trading in own shares compared to the elimination of losses in 6M18 and increased costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets.
In 6M19, we recorded provision for credit losses of CHF 10 million, which related to the Asset Resolution Unit, compared to no provision in 6M18.
Total operating expenses increased CHF 317 million compared to 6M18, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 229 million increased CHF 222 million, primarily reflecting legacy litigation provisions, general and administrative expenses related to the Asset Resolution Unit, higher expenses related to the continuing evolution of our legal entity structure and the impact of corporate function allocations. Compensation and benefits of CHF 233 million increased CHF 104 million, primarily reflecting compensation and benefits related to the Asset Resolution Unit, higher expenses for long-dated legacy deferred compensation and retirement programs and higher deferred compensation expenses from prior-year awards, partially offset by the impact of corporate function allocations.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and, until December 31, 2018, the Strategic Resolution Unit segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
For further information on the differences between the Group and the Bank, refer to “Note 34 – Subsidiary guarantee information” in III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	2Q19	2Q18	2Q19	2Q18	6M19	6M18	6M19	6M18
Statements of operations (CHF million)
Net revenues	5,676	5,611	5,581	5,595	11,111	11,196	10,968	11,231
Total operating expenses	4,381	4,561	4,254	4,470	8,744	9,188	8,498	9,004
Income before taxes	1,270	977	1,302	1,052	2,261	1,887	2,364	2,106
Net income	931	647	937	654	1,560	1,258	1,686	1,346
Net income attributable to shareholders	927	638	937	647	1,553	1,249	1,686	1,341
Comparison of consolidated balance sheets
	Bank		Group
end of	2Q19	4Q18	2Q19	4Q18
Balance sheet statistics (CHF million)
Total assets	786,828	772,069	784,216	768,916
Total liabilities	740,654	726,075	740,288	724,897
Capitalization and indebtedness
	Bank		Group
end of	2Q19	4Q18	2Q19	4Q18
Capitalization and indebtedness (CHF million)
Due to banks	18,492	15,220	18,498	15,220
Customer deposits	365,556	365,263	364,302	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,691	24,623	19,582	24,623
Long-term debt	157,018	153,433	157,955	154,308
Other liabilities	179,897	167,536	179,951	166,821
Total liabilities	740,654	726,075	740,288	724,897
Total equity	46,174	45,994	43,928	44,019
Total capitalization and indebtedness	786,828	772,069	784,216	768,916

BIS capital metrics
	Bank		Group
end of	2Q19	4Q18	2Q19	4Q18
Capital and risk-weighted assets (CHF million)
CET1 capital	40,450	38,915	36,394	35,824
Tier 1 capital	50,516	48,231	47,397	46,040
Total eligible capital	54,417	52,431	51,298	50,239
Risk-weighted assets	291,410	286,081	290,798	284,582
Capital ratios (%)
CET1 ratio	13.9	13.6	12.5	12.6
Tier 1 ratio	17.3	16.9	16.3	16.2
Total capital ratio	18.7	18.3	17.6	17.7
Condensed consolidated financial statements
Group
Refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q19 and Credit Suisse Financial Report 2Q19.
Bank
The Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2019 and 2018 are attached as Exhibit 99.2 to this Form 6-K.

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
23.2 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse AG)
99.1 Credit Suisse Financial Report 2Q19
99.2 Credit Suisse (Bank) Financial Statements 6M19
101.1 Interactive data files (XBRL-related documents) (Group and Bank)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: July 31, 2019
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer